Filed by SandRidge Energy, Inc.

pursuant to Rule 425 under the Securities

Act of 1933, as amended, and deemed filed

pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended

Subject Company: Arena Resources, Inc.

Commission File No.: 001-31657

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

This communication is being made in respect of the proposed business combination involving SandRidge Energy, Inc. and Arena Resources, Inc. In connection with the proposed transaction, SandRidge Energy, Inc. plans to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus, and each of SandRidge Energy, Inc. and Arena Resources, Inc. may file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of SandRidge Energy, Inc. and Arena Resources, Inc. Investors and security holders of SandRidge Energy, Inc. and Arena Resources, Inc. are urged to read the Joint Proxy Statement/Prospectus and other documents filed with the SEC carefully in their entirety when they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by SandRidge Energy, Inc. and Arena Resources, Inc. through the web site maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to SandRidge Energy, Inc., 123 Robert S. Kerr Avenue, Oklahoma City, Oklahoma 73102, Attention: Investor Relations, or by directing a request to Arena Resources, Inc., 6555 South Lewis Avenue, Tulsa, Oklahoma 74136, Attention: Investor Relations.

SandRidge Energy, Inc., Arena Resources, Inc and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding SandRidge Energy, Inc.’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2009, which was filed with the SEC on March 1, 2010, and its proxy statement for its 2009 annual meeting of stockholders, which was filed with the SEC on April 22, 2009, and information regarding Arena Resources, Inc.’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2009, which was filed with the SEC on March 1, 2010 and its proxy statement for its 2009 annual meeting of stockholders, which was filed with the SEC on October 29, 2009. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available.

Safe Harbor Language on Forward Looking Statements:

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements express a belief, expectation or intention and are generally accompanied by words that convey projected future events or outcomes. The forward-looking statements include statements relating to the impact SandRidge Energy, Inc. expects the proposed merger with Arena Resources, Inc. to have on the combined entity’s operations, financial condition, and financial results, and SandRidge Energy, Inc.’s expectations about its ability to successfully integrate the combined businesses and the amount of cost savings and overall operational efficiencies SandRidge Energy, Inc. expects to realize as a result of the proposed merger. The forward-looking statements also include statements about SandRidge Energy, Inc.’s future operations, estimates of reserve and resource volumes, reserve values, future drilling locations, costs, cash flow, hedging transactions, and anticipated timing for filings with regulatory agencies, shareholder meetings and closing of the proposed merger. We have based these forward-looking statements on our current expectations and assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate under the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks and uncertainties, including the ability to obtain governmental approvals of the merger on the proposed terms and schedule, the failure of SandRidge Energy, Inc. or Arena Resources, Inc. stockholders to approve the merger, the risk that the businesses will not be integrated successfully, the risk that the cost savings and any synergies from the merger may not be fully realized or may take longer to realize than expected, disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers, the volatility of natural gas and oil prices, our success in discovering, estimating, and developing natural gas and oil reserves, the availability and terms of capital, our timely execution of hedge transactions, credit conditions of global capital markets, changes in economic conditions, regulatory changes, including those related to carbon dioxide and greenhouse gas emissions, and other factors, many of which are beyond our control. We refer you to the discussion of risk factors in Part I, Item 1A - “Risk Factors” of our Annual Report on Form 10-K for the year ended December 31, 2009 and the Annual Report on Form 10-K filed by Arena Resources, Inc. and in comparable “risk factors” sections of our and Arena Resources, Inc.’s Quarterly Reports on Form 10-Q filed after the date of this communication. All of the forward-looking statements made in this communication are qualified by these cautionary statements. The actual results or developments anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on our company or our business or operations. Such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. We undertake no obligation to update or revise any forward-looking statements.

The following is a slide presentation that will be made available to certain shareholders of SandRidge Energy, Inc. and Arena Resources, Inc. beginning April 6, 2010.

Disclaimer
(Page 1 of 2)
Safe Harbor Language on Forward Looking Statements:
This presentation includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended.  These statements express a belief, expectation or intention and are generally accompanied by words that convey projected future events or outcomes. The forward-looking statements include statements relating to the impact SandRidge Energy, Inc. expects the proposed merger with Arena Resources, Inc. to have on the combined entity's operations, financial condition, and financial results, and SandRidge Energy, Inc.’s expectations about its ability to successfully integrate the combined businesses and the amount of cost savings and overall operational efficiencies SandRidge Energy, Inc. expects to realize as a result of the proposed merger.  The forward-looking statements also include statements about SandRidge Energy, Inc.’s future operations, estimates of reserve and resource volumes, reserve values, future drilling locations, costs, cash flow, hedging transactions, and anticipated timing for filings with regulatory agencies, shareholder meetings and closing of the proposed merger.  We have based these forward-looking statements on our current expectations and assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate under the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks and uncertainties, including the ability to obtain governmental approvals of the merger on the proposed terms and schedule, the failure of SandRidge Energy, Inc. or Arena
Resources, Inc. stockholders to approve the merger, the risk that the businesses will not be integrated successfully, the risk that the cost savings and any synergies from the merger may not be fully realized or may take longer to realize than expected, disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers, the volatility of natural gas and oil prices, our success in discovering, estimating, and developing natural gas and oil reserves, the availability and terms of capital, our timely execution of hedge transactions, credit conditions of global capital markets, changes in economic conditions, regulatory changes, including those related to carbon dioxide and greenhouse gas emissions, and other factors, many of which are beyond our control. We refer you to the discussion of risk factors in Part I, Item 1A - “Risk Factors” of our Annual Report on Form 10-K for the year ended December 31, 2009 and the Annual Report on Form
10-K filed by Arena Resources, Inc. and in comparable “risk factors” sections of our and Arena Resources, Inc.’s Quarterly Reports on Form
10-Q filed after the date of this presentation. All of the forward-looking statements made in this presentation are qualified by these cautionary statements. The actual results or developments anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on our company or our business or operations. Such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. We undertake no obligation to update or revise any forward-looking statements.  The SEC permits oil and natural gas companies, in their filings with the SEC, to disclose only proved, probable and possible reserves, as each is defined by the SEC.  At times we use the term "EUR" (estimated ultimate recovery) to provide estimates that the SEC’s guidelines prohibit us from including in filings with the SEC.  In addition, this presentation includes a table demonstrating the sensitivity of proved oil and natural gas reserves to price fluctuations by comparing the reserves calculated under the price assumptions required by current U.S. Securities and Exchange Commission (“SEC”) rules to (1) spot prices at December 31,
2009, and (2) the 10-year average NYMEX strip prices as of December 31, 2009. The reserves presented under these alternative price assumptions are not calculated in accordance with current SEC rules, and they have not been reviewed by independent petroleum engineers.
These estimates are by their nature more speculative than estimates of proved, probable or possible reserves and, accordingly, are subject to substantially greater risk of being actually realized by the company. For a discussion of the company’s proved reserves, as calculated under current SEC rules, we refer you to the company’s Annual Report on Form 10-K referenced above, which is available on our website at
www.sandridgeenergy.com and on the SEC's website at www.sec.gov.

Disclaimer (Page 2 of 2)
IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC
This communication is being made in respect of the proposed business combination involving SandRidge Energy, Inc. and Arena Resources, Inc.  In
connection with the proposed transaction, SandRidge Energy, Inc. plans to file with the Securities and Exchange Commission (the “SEC”) a Registration
Statement on Form S-4 containing a Joint Proxy Statement/Prospectus, and each of SandRidge Energy, Inc. and Arena Resources, Inc. may file with the
SEC other documents regarding the proposed transaction.  The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of SandRidge
Energy, Inc. and Arena Resources, Inc.  Investors and security holders of SandRidge Energy, Inc. and Arena Resources, Inc. are urged to read the Joint Proxy Statement/Prospectus and other documents filed with the SEC carefully in their entirety when they become available because they will contain important information about the proposed transaction.
Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by SandRidge Energy, Inc.
and Arena Resources, Inc. through the web site maintained by the SEC at www.sec.gov.  Free copies of the Registration Statement and the Joint Proxy
Statement/Prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to SandRidge Energy, Inc.,
123 Robert S. Kerr Avenue, Oklahoma City, Oklahoma 73102, Attention: Investor Relations,  or by directing a request to Arena Resources, Inc., 6555
South Lewis Avenue, Tulsa, Oklahoma 74136, Attention: Investor Relations.
SandRidge Energy, Inc., Arena Resources, Inc. and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding SandRidge Energy, Inc.’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2009, which was filed with the SEC on March 1, 2010, and its proxy statement for its 2009 annual meeting of stockholders, which was filed with the SEC on April 22, 2009, and information regarding Arena
Resources, Inc.’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2009, which was filed with the SEC on March 1, 2010 and its proxy statement for its 2009 annual meeting of stockholders, which was filed with the SEC on October 29, 2009.
Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available.
Investors and security holders will be able to obtain free copies of the

Transaction – Summary
Strategy:  Why Arena?
Increases exposure to oil (8,500 Boepd – 86% Oil)
Single asset focus in the Central Basin Platform
• Low risk drilling (2,700 locations)
• Shallow vertical wells (less than 6,000 feet)
• Proven production history (discovered in 1930)
Seamless integration by SandRidge
• Extensive existing operations in Permian Basin
• Close proximity to Ft. Stockton service base (33 rigs)
• Long term cost control with rig ownership
SandRidge post acquisition plans to have over $3.0 billion of hedges
• Hedges for 2H10 - 2013
• Natural Gas upside for 2011 and beyond
Transaction:
$1.6 billion acquisition yields post acquisition SandRidge value of $6.2 billion
191 MM new SandRidge shares issued, no assumed debt
Post acquisition 58% of SandRidge will be owned by current shareholders
Relative PV-10 (debt adjusted) supports ownership percentage
Accretive to cash flow per share in 2011
Expected closing June/July 2010

Transaction – Arena Key Attributes
Production/Reserves 86% Oil
Concentrated, operated oil-weighted Permian Basin position
March 2 disclosed net production 8,500 Boepd with significant growth potential
69.3 Mmboe proven reserves YE 2009
Permian Basin Oil
Approximately 67,600 Net Acres (85% Permian Basin)
• High Working Interests ( 95% WI)
Predictable Production Growth (from 200 to 8,500 Boepd in 5 years)
Value Generation Driven by developing low risk San Andres wells @ 4,300’
• Large, multi-year inventory with over 2,700 San Andres locations
Clear Fork potential @ 6,000’
Future Secondary and Tertiary Potential

San Andres
(4,300’)
Clear Fork
(6,000’)
Concentrated West Texas Asset Base
SandRidge
Arena
Delaware Basin
Midland Basin
MIDLAND
Ft. Stockton
Service Base
(33  drilling rigs)
ODESSA
WTO
CENTRAL BASIN
PLATFORM
San Andres / Clear Fork
Formations
Combined
West Texas
Net Acreage
Position
770,000 acres
PIÑON FIELD

Permian Basin  (Fuhrman – Mascho Field)
Fuhrman-Mascho /  San Andres
• 2,700 low risk, 10 acre locations
• 35 Mboe gross per primary location
• 94.5 Mmboe EUR gross
• 950 Producing Wells
• 700 Wells Drilled Since 2005
• Well Costs    $500,000
• Average Well Depth – 4,300 feet
SandRidge
Arena
CENTRAL BASIN PLATFORM
San Andres / Clear Fork
Formations

SandRidge Combined Asset Analysis
(1)
(1)
(1)
(4)
(1)
(2)
(3)
(1)
2009 SEC 12 month average; $3.87/Mcf, $57.65/Bbl
(2)
Dec. 31, 2009 spot prices; $5.79/Mcf, $79.34/Bbl
(3)
Average 10 year NYMEX strip; $6.94/Mcf, $92.24/Bbl
(4)
Dec. 2009 average for SD, Mar. 2, 2010 for ARD
Post-Acquisition
Total Proven Reserves
(MMBoe) 219 69 288
Proved Developed
% 63% 37% 57%
Proven Oil Value
% 69% 99% 82%
Current Production
(MBoepd) 49.3 8.5 57.8
PV10 PROVEN (SEC) $MM
1,561 $       1,121 $     2,682 $
PV10 PROVEN (12/31 SPOT) $MM
3,590 $       1,820 $     5,410 $
PV10 PROVEN (NYMEX 10 yr avg) $MM
5,240 $       2,234 $     7,474 $

Permian Production
(MBoepd) 4.3 13.0 21.5
Net Acres
(M Acres) 56 148 205
Total Proven Reserves
(MMBoe) 43 117 183
Drilling Locations
( # ) 740 2,694 5,700
PV10 PROVEN (SEC) $MM
424 $   990 $            2,053 $
PV10 PROVEN (12/31 SPOT) $MM
778 $   1,823 $         3,557 $
PV10 PROVEN (NYMEX 10 yr avg) $MM
1,025 $ 2,414 $         4,546 $
Permian Metrics as of YE 2009
SandRidge Permian Progression
(1)  SandRidge: February 2010 Permian average; Arena: March 2, 2010
(2)  2009 SEC 12 month average; $3.87/Mcf, $57.65/Bbl
(3)  Dec 31, 2009 spot prices; $5.79/Mcf, $79.34/Bbl
(4)  Average 10 year NYMEX strip; $6.94/Mcf, $92.24/Bbl
12/09
Permian
Acquisition
12/09
Permian
Acquisition
(2)
(2)
(1)
(3)
(4)

Acquisition Financial Review
Goals of Transaction
Increase exposure to oil
Hedge significant amount of production through 2013
Cash flow per share accretion
Balance sheet improvement
Major Steps to Complete
File S-4
File HSR
Shareholder Vote (both SD and ARD)
Expected Closing: June/July

Transaction – Hedge Review
Q3 & Q4 2H10 -2013
2010 TOTAL
Current
SandRidge
Crude Oil (Mmbo) 2.3 14.8
Price $82.08 $85.88
Natural Gas (Bcf) 40.0 40.0
Price $7.76 $7.76
Total Revenue Hedged $499 $1,578
Arena
Crude Oil (Mmbo) 0.6 0.6
Price (Floor) $66.67 $66.67
Natural Gas (Bcf) 0.9 0.9
Price (Floor) $4.00 $4.00
Total Revenue Hedged $40 $40
Revenue Hedged $540 $1,619
Revenue To Be Hedged $59 $1,416
Total Revenue Hedged $599 $3,034

Transaction – Share Analysis
SandRidge SandRidge
Pre-Acquisition Arena Post-Acquisition
SD Shares Outstanding - March 26, 2010 210,797,254
SD 8.5% Preferred Stock 33,083,645
SD 6.0% Preferred Stock 18,416,206
Total SD Fully Diluted 262,297,105 262,297,105
ARD Shares Outstanding - March 15, 2010 39,018,737
ARD Options/Restricted Grants
(1)
954,224
Total ARD Fully Diluted 39,972,961
Merger Conversion Ratio
(2)
4.7771x
Total ARD Merger Fully Diluted 190,953,633 190,953,633
New SandRidge Fully Diluted 453,250,738
(1) Assumes options settled cashless
(2) Merger Conversion Ratio: $37.50/$7.85 = 4.7771x

Transaction – Balance Sheet
(as of December 31, 2009)
SandRidge Estimated SandRidge
Pre-Acquisition Arena Adjustments Post-Acquisition
Cash $7.9 $63.6 -$15.0 $56.5
Debt
Bank Debt $0.0 $0.0 $100.0 $100.0
Other Senior Debt 35.3 35.3
Floating Senior Notes 350.0 350.0
8.625% Senior Notes 650.0 650.0
9.875% Senior Notes 351.0 351.0
8.0% Senior Notes 750.0 750.0
8.75% Senior Notes 442.6 442.6
Total Debt $2,578.9 $0.0 $100.0 $2,678.9
Equity -$195.9 $522.7 $976.3 $1,303.1
Total Capitalization $2,390.9 $586.3 $1,061.3 $4,038.5

14 SandRidge – Who We Are (1) Using December 31, 2009 Pricing

15 Vertical / Fracturing Horizontal Drilling Horizontal w/ Fracing Is There Risk?

US Natural Gas Drilling Activity Will Challenge Natural Gas Price
•
Assumes 22% US decline
•
900 – 950 Current Gas Rigs
•
Horizontal Drilling    60%
efficiency increase
•
Rig count continues to increase

17 Simple Macro Oil Theory on “Why?” • BG • BP • Devon • Exxon-Mobil • Mitsui • StatOil • Total Oil is difficult to find. Companies Focusing on North American Gas:

18 Oil Delivers 10X More Value Oil wells are significantly “VALUE” advantaged in today’s pricing environment Oil Well .77 Bcfe Reserves $950M Capex Gas Well .77 Bcfe Reserves $950M Capex

(a) Includes WAHA and HSC Basis Swaps in 2011 and 2012
Natural Gas Swaps assume a ratio of 1:1 for Mcf to MMBtu
Hedging
Quarter Ending Ending
3/31/2010 6/30/2010 9/30/2010 12/31/2010 12/31/2010 12/31/2011 12/31/2012 12/31/2013
Natural Gas Swaps:
Volume (Bcf) 20.48 19.79 20.01 20.01 80.29 0.00 0.00 0.00
Swap $7.95 $7.32 $7.55 $7.97 $7.70 NM NM NM
Natural Gas Basis Swaps:
(a)
Volume (Bcf) 20.25 20.48 20.70 20.70 82.13 104.03 113.46 14.60
Swap $0.74 $0.74 $0.74 $0.74 $0.74 $0.47 $0.55 $0.46
Crude Oil Swaps:
Volume (MMBbls) 0.99 1.09 1.10 1.20 4.38 5.48 6.99 0.00
Swap $81.95 $82.05 $82.05 $82.11 $82.04 $86.07 $86.98 NM

SandRidge Operating Areas
West Texas Overthrust
Over 550,000 acres
5,500 drilling locations
Exploration
Permian Basin – Oil
Over 150,000 acres
2,700 drilling locations
4 Main oil plays:
•
Clear Fork (CBP)
•
San Andres (CBP)
•
Wolfberry
•
Delaware Group (Bone Springs / Bell Canyon / Cherry Canyon)
Oklahoma / Developing Plays
Mississippian Horizontal
•
Over 115,000 Acres
•
280 drilling locations
Woodford Play
•
Over 45,000 Acres
•
280 drilling locations

Piñon Development: Century Plant
Phase I Completion: July – August 2010
Triple Treating Capacity
Largest Single Industrial Source CO
2
Capture Facility in North America
Currently Qualifies for Tax Credits
Will Benefit from Most Cap & Trade Proposals
*Century Plant in partnership with Occidental Petroleum as of February 2010.

-
20,000
40,000
60,000
80,000
100,000
120,000
1 13 25 37 49 61 73 85 97 109 121 133 145
MCFE per Month
MONTHS
SandRidge Energy
Average for Formation vs. Type Curve
Warwick Type Curve Wells
Piñon Compares Favorably Against ANY U.S. Gas Play
*NYMEX 10 Year Average $6.94/Mcf $92.24/Bbl
Warwick/Tesnus
7.3 Bcfe wet gas
2.46 Bcfe net
*53% ROR
Finding Costs
$.99/Mcfe
•
Tier 1 Economics
•
All HBP
•
Mature Field
•
High Perm Reservoir
•
In-Fill Development
Daily Production
--
MCFE

23 Gross Thickness Map of the Warwick Caballos Piñon Field: 2009 Wells Drilled / 2010 Development Drilling

Maljamar
Vermejo
Spraberry
WTO
GAU
P.M.
Delaware Basin
Midland Basin
Central Basin
Platform
Robertson Field
Fullerton Field
Goldsmith Field
Tex-Mex Field
Brooklaw Field
MIDLAND
ODESSA
FT. STOCKTON
•
Production 12,000 Boe/d
•
Land 150,000 acres (net)
•
Resource potential 287 Mmboe
•
2,700 drilling locations
•
Estimated drilling costs –
$0.5MM to $1.2MM
SandRidge Permian Basin / TX – Areas of Operations
San Andres
(4,300’)
Clear Fork
(6,000’)
Wichita-
Albany
(7,200’)

25 Permian Production Forecast - 10,000 20,000 30,000 SandRidge PDP Acquisition PDP Drilling Jan 07 to Feb 09 1.5 Rigs Drilling Program Production Increased from 900 Boe/d to 4100 Boe/d

SandRidge Potential
MISSISSIPPIAN HORIZONTAL POTENTIAL
• Land    115,000 acres (net)
• 280 drilling locations
• > 320 acre spacing assumption
• EUR/WELL    160 Mbo, .45 Bcf
NW Oklahoma – Mississippian Horizontal Play
MISSISSIPPIAN  FAIRWAY
TARGETED HORIZONTAL
INTERVAL > 40’
SandRidge Operated
•WILEY 1-32H     350 Bopd, 1,500 Mcfpd
•TALON 1-6H       Waiting on Completion
Non Op / Industry Activity
12 wells producing
Avg First Month IP - 150 Bopd, 400 Mcfpd

SandRidge Position
WOODFORD HORIZONTAL
POTENTIAL
• Land 45,000 acres
• 280 drilling locations
• 5-8 Bcfe/well
WOODFORD FAIRWAY
DEVON ACTIVITY
109,000 net acres
6 Tcfe potential
Western Oklahoma – Woodford Play
WOODFORD INTERVAL > 100’
CIMAREX ACTIVITY
94,000 net acres
2-3 Tcfe potential
WOODFORD FAIRWAY
Downdip Limit
CLR:  Brown 1-2H
7 day test:  4,200 Mcfpd , 100 Bopd
CLR:  Doris 1-25H
Currently Drilling
“Siliceous is delicious” – Dirk Van Doren
Tonkawa
Cleveland
Cherokee Sand
Redfork
Atoka
Morrow
Springer
Chester
Osage
Woodford
Hunton
Meramac

SD Controls > 550,000 Net Acres $20MM – $25MM Drilling Budget in 2010
WTO Exploration: Prospects and Leads
Piñon Field
65 MILES
1,300 SQUARE
MILES OF 3-D
SEISMIC
COVERAGE
Warwick Caballos Prospects / Leads
Sub-Thrust Prospects / Leads
(Fusselman & Ellenburger)
Leading
Edge
Note: Diagram is not to scale and is for illustration purposes only

29 6 Exploration Risks in WTO / High Reward

Base
Cretaceous
Top Chert Interval
Penn Interval
Penn Interval
Exploration Well #1
Western WTO: Warwick Caballos Prospect
Note: Diagram is not to scale and is for illustration purposes only
•
Warwick/Caballos Prospect 24,000 Acres
•
Drill  Depth  – 10,000  Feet
•
5000’ Gross Thrusted Interval
•
Unrisked Potential  14 Tcfe
Top Caballos Interval Time
Structure Map

18 Miles
Exploration Well  #1
•Top of Cab 8,558’
•Gross interval thickness 904’
•Avg
x-plot porosity of 2-3%
•High Resistivity in the Chert
•On the back-limb of a structural high
•Down dip from the crest of the
structure
•Background gas to 85 units
Type Well (Piñon Field)
•Top of Cab 8,357’
•Gross interval thickness 637’
•Avg
x-plot porosity of 2-3%
•High Resistivity in the Chert
•On the back-limb of a structural high
•Down dip from the crest of a structure
•Background gas to 70 units
•Production from the Chert
•EUR 7.5B wet
Type Well (Piñon Field)
•Top of Cab 8,357’
•Gross interval thickness 637’
•Avg
x-plot porosity of 2-3%
•High Resistivity in the Chert
•On the back-limb of a structural high
•Down dip from the crest of a structure
•Background gas to 70 units
•Production from the Chert
•EUR 7.5B wet
Caballos Chert Reservoir Comparison: Piñon Field to Exploration Well #1
Exploration Well  #1
TD = 9654’
Type Well (Piñon Field)
TD = 9200’

•
Warwick Prospect  – 23,000 Acres
•
Drill  Depth  – 9,000  – 11,000  Feet
•
5000’ of Structural Closure
•
Unrisked Potential      16 Tcfe
W
E
Eastern WTO: Warwick Caballos Prospect
Top Caballos Interval
Depth Structure Map
C. I. = 500 ft
Thrust Fault
Top Cab Interval
E
W
Note: Diagram is not to
scale and is for illustration
purposes only
LOC
LOC

35 Miles
Exploration Well #2
Piñon Tesnus Well
Tesnus Reservoir Sand Comparison: Piñon Field to Exploration Well #2
Exploration Well #2
•419’
Gross Section
•177’
Net Pay
•10% Avg
X-Plot Porosity
•1597u Max Gas
Piñon Tesnus Well
•464’
Gross Section
•190’
Net Pay
•13% Avg
X-Plot Porosity
•1222u Max Gas
IP: 2,200 MCF
EUR: 1.5 BCF